Mail Stop 4561

March 11, 2009

Joseph Seery
Vice President Finance, Group
Trintech Group PLC
Block C, Central Park
Leopardstown, Dublin 18, Ireland

> **Re: Trintech Group PLC**
> **Form 20-F for Fiscal Year Ended January 31, 2008**
> **Filed June 13, 2008**
> **File No. 000-30320**

Dear Mr. Seery:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief